August 10, 2005

                                                   Via Facsimile: (202) 772-9203
                                                         and submitted via EDGAR

Abby Adams
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

     Re:  American  Republic  Realty Fund I
          Schedule TO-T filed June 2, 2005,
          by Everest Properties II, LLC,

Dear Ms. Adams:

     This letter responds to the Staff's comments conveyed in your letter of August 9, 2005. Numbered paragraphs below correspond to the numbered paragraphs in your letter.

     1. We believe that Rule 14d-3(b)(1) does not apply because the changes made in the information set forth in the schedule previously filed were not material. Even if the extension were considered material, the press release announcing it was timely and, in fact, could have been as late as 9:00 a.m. Eastern Time on August 2, so an August 3 filing that reports the extension is prompt and complies with the Rule.

     2. The Staff's repeated and evolving comments regarding the financial information of the bidder are inappropriate and depart from past comments we have received on this issue. Firstly, the bidder's financial statements are not material to persons considering the Offer, for the reasons we have previously stated. The Staff has provided no response to that analysis.The Staff's only answer to our analysis appears to be to refer to Note 195 of Exchange Act Release No. 42055. However, that Note simply asserts a conclusion without providing any logical connection between the financial position or performance of a "dominant or controlling security holder" and what that security holder might do with its influence or control, nor does the Note explain the contradiction between the Note's unsupported conclusion and the fact that
Schedule 13D does not require financial statements.

     Secondly, the Staff seems to have mistakenly assumed that the bidder is an investment company, perhaps because we voluntarily added to our materials financial information that the Staff requested in a comment that also referred to the audit standards for investment companies. The bidder is not an investment company and is not subject to the rules, accounting standards, audit requirements, etc. that apply to investment companies. The Staff's request for further changes to the bidder's financial statements, or alternatively, voluminous additional disclosure, is inappropriate because the bidder is not an investment company, financial statements are not material, and the additional information requested in the comment is certainly not material.

     We are amending our offer to seek 100% of the outstanding units. Financial statements are therefore not considered material and not required, according to Instruction 2 to Item 10 of Schedule TO. This should obviate any further comment from the Staff on the topic. We are extending the offer accordingly, and disseminating the necessary information to the Unit Holders in the same manner as the initial materials were disseminated.

     Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

                                        Very truly yours,


                                        /s/ Christopher K. Davis
                                        Christopher K. Davis
                                        Vice President and General Counsel

CKD:ckd
Encls.